



Tyrrell Shaffner · 3rd
Freelance Director/Writer/Producer
Los Angeles, California, United States · Contact info
347 connections

🔒 Message   More

Freelance

UCLA University of California, Los Angeles

Featured

Diary of a Sundance Gate Crasher
Center for the Study of Women

By Tyrrell Shaffner, UCLA MFA alumna and film director, Tyrrell Shaffner, attended the 2020 Sundance Film Festival in Park City, Utah, with her writing partner, Meryl Branch-McTiernan...

Experience


Director/Writer/Producer
Freelance
2006 – Present · 15 yrs
Greater Los Angeles Area

Projects include:
- New media projects for Mssng Peces, Crypt TV, Fresh Step and Lionsgate Entertainment
- "American Flyer," an independent feature film starring Danny Trejo
- "Patton's Ghost Corps," a feature length documentary distributed by 20th Century Fox
- Produced various narrative short films, music videos and PSAs.


Director/Producer
Fulcrum Labs
Oct 2014 – Sep 2015 · 1 yr
Los Angeles, California, United States

Responsible for overseeing development through delivery of digital content, ranging from commercials to educational videos, for clients including Chegg and MedStar.


Director/Producer
Alpine Labs
Oct 2013 – Sep 2014 · 1 yr
Greater Los Angeles Area

Responsible for overseeing development through delivery of digital content, ranging from commercials to educational videos, for clients including Allegiant Air and JumpCourse.


Director/Producer
DS2DIO
Feb 2012 – Jan 2013 · 1 yr

Produced and/or directed weekly shows S2DIO City and DS2DIO 360 (hosted by tWitch Boss and Cameron Goodman) for Jon M. Chu's Youtube Premium Channel DS2DIO, backed by Google.


Director of Production and Development, Director/Producer
Feeln (a Hallmark Company)
Aug 2007 – Jan 2012 · 4 yrs 6 mos

Directed and produced high quality short films (documentary, animation & live action) from development to web delivery with Academy Award Winning Producer and CEO Rob Fried.

Show 1 more experience ⌄

Education


University of California, Los Angeles
Master of Fine Arts - MFA, Screenwriting
2017 – 2021


University of Southern California
BA, Film Production
1999 – 2003

Volunteer experience


Mentor and Volunteer
826LA
May 2010 – Present · 11 yrs 1 mo

Skills & endorsements

Film Production · 32

 Endorsed by Dain Fuentes and 1 other who is highly skilled at this    Endorsed by 3 of Tyrrell's colleagues at Feeln

Short Films · 18

 Endorsed by 3 of Tyrrell's colleagues at Feeln

Film · 13

 Endorsed by 2 of Tyrrell's colleagues at Feeln

Show more ⌄

Accomplishments

2 **Honors & Awards** ⌄
George Burns and Grace Allen Fellowship in Comedy • Jury Award for Student Film

2 **Organizations** ⌄
Alliance of Women Directors • PGA

2 **Projects** ⌄
The Dropout • The Village That Once Was